Exhibit 99.3

NICE Launches NTR-X Compliance Recording and Capture for Zoom

As firms accelerate their digital transformation, NICE and NTR-X provide compliance recording coverage for all types of communications including audio, video, screen sharing and chat

Hoboken, N.J., March 3, 2022 – NICE (NASDAQ: NICE), a leading provider of financial communication recording and compliance assurance solutions, today announced that its next generation NICE NTR-X solution is now available for compliance recording capture for communications done via Zoom, including Zoom Meetings and Zoom Phone, a feature-rich cloud phone solution.

Participating as a select early adopter partner, NICE worked with Zoom to create and utilize new APIs for financial markets compliance recording. NICE and Zoom also worked closely together to develop this compatibility to enable regulated customers to address capture and assurance requirements such as those outlined by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Markets in Financial Instruments (MiFID II) Directive, and other global regulations.

Chris Wooten, Executive Vice President, NICE, stated, “In the current environment, as firms accelerate their digital transformation, we’re seeing the adoption of multiple forms of unified communications grow rapidly, particularly in heavily regulated environments like financial services. Our solution for Zoom continues to reinforce the fact that firms can put their trust in NICE and NTR-X for compliance recording coverage for all types of communications, from audio and video, to screen sharing and chat.”

Offering a consolidated, centralized approach to managing recording estates and footprints, NICE’s NTR-X can be deployed globally while still helping firms to adhere to local capture and storage requirements. Offering financial services firms, the benefit of a central vantage point into all global regulated users and communications, NICE’s NTR-X reduces regulatory risk, removes maintenance hurdles and reduces costs by up to 65%.

NICE NTR-X’s built-in compliance assurance capabilities help firms reduce compliance risk and improve responsiveness to regulators by automating the complete lifecycle management of data, and its open standards design gives firms the highest degree of flexibility for storing, securing and managing data. Open APIs also make data more accessible and enable integration with upstream and downstream applications for real-time alerting and actionable intelligence. NTR-X automates recording checks and provisioning of users (moves, adds and changes); transcription; bulk call extraction; system management and administration; compliance assurance reporting; tracking and managing legal holds; and the requirement to provide evidence of compliance to regulators.

NTR-X can be deployed as a cloud or on-premise solution, with both options offering a compelling total cost of ownership.

In addition to capture and recording for communications via Zoom, financial services firms currently rely on NICE NTR-X to capture Microsoft Teams, IPC Unigy, Cisco, Cloud9 and other communications platforms.

To learn more about NICE NTR-X and its capabilities in unified communications, please click on the website here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.